

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 15, 2006

Mr. David A. Chaput
Chief Financial Officer
Doe Run Resources Corporation
1801 Park 270 Drive, Suite 300
St. Louis, Missouri 63146

> **Re:** **Doe Run Resources Corporation**
> **Form 10-K for Fiscal Year Ended October 31, 2005**
> **Filed March 21, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2006**
> **Filed August 7, 2006**
> **File No. 333-66291**

Dear Mr. Chaput:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2005

Legal Proceedings, page 23

1.   We note you disclosed on page 26 that you are unable to estimate the expected
        outcome and final costs of the various lawsuits discussed in this section, and
        therefore no amounts have been accrued as liabilities. Please disclose in this
        section, as well as in your financial statement Note (20) Litigation on page 81 and
        Doe Run Peru's financial statement Note (12) Commitments and Contingencies -
        Litigation on page 108, the amount of damage claimed and your range of
        reasonably possible loss for each lawsuit.

Management's Discussion and Analysis

Results of Operations, page 32

2.   We note your period to period variance discussions on pages 34 to 36 of gross
        margin on sales, which you define as net sales less cost of sales, although it
        appears that you have excluded depreciation, depletion and amortization in the
        cost of sales measure shown in your statements of operations. Please revise your
        gross margin measures to reflect all cost of sales, including depreciation,
        depletion and amortization amounts attributable to cost of sales. Please make
        parallel changes to your gross margin measures in your Forms 10-Q for the
        quarters ended January 31, 2006 and April 30, 2006.

Contractual Obligations, page 40

3.   Please disclose why your Peruvian environment remediation (PAMA) costs are
        not included in your contractual obligation table.

Financial Statements - Doe Run Resources Corporation

Report of Independent Registered Public Accounting Firm, page 46

4.   Please ask your prior auditors KPMG LLP to revise their audit report related to
        your financial statements for the year ended October 31, 2003 to add the city and
        state of their audit practice.

Financial Statements - Doe Run Peru S.R.L.

Report of Independent Registered Public Accounting Firm, pages 91 and 92

5.   Please ask Doe Run Peru's current and prior auditors to revise their audit reports
        to disclose the names of their firms, and to indicate any affiliation with U.S.
        firms.

6.   We note that the prior auditors have extended audit coverage to Doe Run Peru
        consolidated balance sheet as of October 31, 2003 and statements of operations,
        changes in shareholders' equity and cash flows for the year ended October 31,
        2002. Since these financial statements are not presented in your filing, please
        either include them in your filing or ask the prior auditors to revise their audit
        report to remove these financial statement references.

Form 10-Q for the Fiscal Quarter Ended April 30, 2006

Condensed Consolidated Statements of Cash Flows (unaudited), page 5

7.   Clarify for us whether your $47,554 net decrease resulting from other changes in
        assets and liabilities for the six months ended April 30, 2006 contains any
        individual change in your assets and liabilities that needs to be shown separately
        as required by Regulation S-X Rule 10-01(a)(4).

Controls and Procedures, page 46

8.   Please revise your disclosure to state specifically whether you concluded that
        your disclosure controls and procedures were effective as of the date of your
        evaluation. Please make parallel change to your controls and procedures
        disclosure in Form 10-Q for the quarter ended January 31, 2006.

Engineering Comments

General

9.   Please expand your property disclosures to provide the information required by
        Industry Guide 7 (b). In particular, for each property provide the following
        information:

        • The location, means of access to the property, and transportation from the
          property.

Mr. David A. Chaput
Doe Run Resources Corporation
August 15, 2006
Page 4

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- Whether the mines are surface or underground operations.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- Provide a description of equipment and other infrastructure facilities.

- The current state of exploration of the property.

You may refer to Industry Guide 7(b), paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

10. Insert a small-scale map showing the location and access to each property, as required by Instruction 3(B) to Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Please note that maps and drawings should include the following:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the even interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Additional Information, page 12

11.   Please correct the address for the Securities and Exchange Commission's public reference room to 100 F Street, Washington, D.C.

Mining Operations, page 20

12.   We note that you discuss the Doe Run properties and leases in the last paragraph of this section. Please expand that disclosure to address the following points:

- Include a description of all interests in the properties, including the terms of the underlying agreements.

- Disclose the conditions that must be met to retain your leases; indicate whether the Forest Service regulations affect your permitting requirements.

- Segregate the free title from the mineral leases and disclose the area of the properties, either in hectares or acres.

Revise to fully discuss the material terms of the land or mineral rights securing agreements to comply with the guidance in paragraph (b) (2) of Industry Guide 7.

Exploration, page 23

13.   We note your disclosure in the first paragraph, stating that the RC Westfork ore body has a resource which stands at approximately 2.9 million tons, grading 6.65 percent lead and 0.83 percent zinc. The provisions in Industry Guide 7 preclude the use of terms other than proven or probable reserves for disclosure in SEC

documents. However, you may disclose quantity estimates for "non-reserve mineralized material," or a "mineral deposit," to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance, you would need to also disclose that such a deposit would not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other material factors, concludes both legal and economic feasibility. Please clarify whether you believe this is a measure of reserves or mineralized material.

14.   On a related point, please note that mineral reserves for a mineral property would not ordinarily be appropriately designated absent the following:

- Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined profitably at a commercial rate. We generally find that the historic three-year average price provides a meaningful basis for the economic analysis.

- The company has all necessary governmental permits, or has established a reasonable basis for expecting that such permits will be received, and the primary environmental document has been filed with the appropriate authorities.

Please revise your disclosures throughout this document as necessary to clarify the nature of support for any reserves or mineralize material disclosed, and to ensure that you do not prematurely indicate that mining operations would commence before a proper feasibility study and economic viability determination has been conducted.

Doe Run - Mining Operations, page 20

15.   Disclose the annual concentrate production for the last three years along with the mill production capacity table for the Doe Run - USA concentrators. Please also include the average grade of these concentrates. Disclose the amount of concentrate sold to external customers.

16.   Supplementally provide copies of the Pincock, Allen and Holt reserve audits dated January 16, 2006 and January 29, 2004. In addition, as footnotes or as part of your reserve tables, disclose the following:

- The extent to which the reserve measures incorporate losses for mine dilution and mining recovery.

- The metallurgical recovery factor for each mine or concentrator.

- All prices and currency conversion factors used to estimate your reserves.

- Percent ownership of each mine and an explanation as to whether quantities disclosed are for the entire mine or limited to your share.

17.   As the cutoff grade is a critical component used to evaluate the potential of the mineral properties, please disclose the operating costs and recovery parameters for the Doe Run - USA reserves that were used to determine the cutoff grade estimates. Show the calculation of the cutoff grade or tenor used to define the mineral reserve, and demonstrates favorable economic extraction. Please understand that this cut-off grade must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Doe Run - Smelting Operations, page 21

18.   Disclose the annual production of salable materials for the Doe Run - USA smelting operation. These materials may include precious metals, copper, lead, zinc, and sulfuric acid. Disclose concentrate sales or purchases from outside parties. Indicate the extent to which the sale or closure of Korea Zinc will have an impact on your operations.

Peruvian Operations, page 22

19.   Supplementally provide the reports that established the Doe Run - Peru ore reserves of 7.2 million tons grading 1.20 percent copper. Tell us whether lead, silver, gold, and zinc assay values are associated with this reserve estimate. Also tell us whether these reserves been audited. As footnotes or as part of your reserve tables, disclose the following:

- The extent to which the reserve measures incorporate losses for mine dilution and mining recovery.

- The metallurgical recovery factor for each mine,

- All prices and currency conversion factors used to estimate your reserves.

- Percent ownership of each mine and an explanation as to whether quantities disclosed are for the entire mine or limited to your share.

20.   As the cutoff grade is a critical component used to evaluate the potential of the mineral properties, please disclose the operating costs and recovery parameters for the Doe Run - Peru reserves that were used to determine the cutoff grade estimates. Show the calculation of the cutoff grade or tenor used to define the mineral reserve, and to demonstrate favorable economic extraction. Please understand that this cut-off grade must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

21.   Please disclose the annual concentrate production of the Doe Run - Peru concentrator, for the last three years. Also include the annual capacity and the average grade of the concentrates. Disclose the total sales or purchases from outside concentrate sources. Indicate whether this mill processes ores on a toll basis.

Peruvian Operations - Smelting Operations, page 22

22.   Disclose the annual production of salable materials for the Doe Run - Peru smelting operation. These materials may include precious metals, copper, lead, zinc, and sulfuric acid. Disclose concentrate sales or purchases from outside parties.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filings;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lily Dang at (202) 551-3867 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief